UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK

PURCHASE, SAVINGS AND SIMILAR PLANS

PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission File Number: 001-11141

A.    Full title of the plan and the address of the plan, if different from that of the issuer named below:

HEALTH MANAGEMENT ASSOCIATES, INC.

RETIREMENT SAVINGS PLAN

B.    Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

HEALTH MANAGEMENT ASSOCIATES, INC.

5811 PELICAN BAY BOULEVARD, SUITE 500

NAPLES, FLORIDA 34108-2710

Health Management Associates, Inc. Retirement Savings Plan

Audited Financial Statements

and Supplemental Schedules

Years Ended December 31, 2009 and 2008

Report of Independent Registered Public Accounting Firm

The Plan Sponsor of the

Health Management Associates, Inc.

Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Health Management Associates, Inc. Retirement Savings Plan as of December 31, 2009 and 2008, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2009 and 2008, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of delinquent participant contributions for the year ended December 31, 2009 and assets (held at end of year) as of December 31, 2009 are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ ERNST & YOUNG LLP
Certified Public Accountants
Miami, Florida
June 16, 2010

Health Management Associates, Inc. Retirement Savings Plan

Statements of Net Assets Available for Benefits

	December 31,
	2009	2008
Assets
Investments, at fair value:
Pooled separate accounts	$204,318,557	$150,372,172
Unallocated insurance contracts	151,717,274	157,147,139
Health Management Associates, Inc. Class A common stock	68,339,341	19,040,398
Participant loans	20,989,233	18,687,887

Total investments	445,364,405	345,247,596

Contributions receivable:
Participants	-	14,945
Employer	2,882	431,374

Total contributions receivable	2,882	446,319

Total assets	445,367,287	345,693,915

Liabilities
Excess contributions	369,262	243,542
Accrued expenses	52,311	20,956

Total liabilities	421,573	264,498

Net assets available for benefits	$444,945,714	$345,429,417

See accompanying notes.

Health Management Associates, Inc. Retirement Savings Plan

Statements of Changes in Net Assets Available for Benefits

	Years Ended December 31,
	2009	2008
Additions
Investment results:
Net realized and unrealized appreciation (depreciation) in the fair value of investments:
Pooled separate accounts	$41,724,788	$(80,069,829)
Health Management Associates, Inc. Class A common stock	60,558,122	(31,665,129)
Interest and dividends	6,316,563	7,172,034

Net investment results	108,599,473	(104,562,924)

Contributions:
Participants	62,197,804	70,603,086
Employer	796,556	15,501,482
Rollovers	2,225,542	2,078,206

Total contributions	65,219,902	88,182,774

Total additions (reductions), net	173,819,375	(16,380,150)

Deductions
Benefit payments	18,804,242	16,646,929
Rollovers	27,850,517	40,258,037
Spin-offs to other qualified plans	26,945,207	-
Administrative expenses	703,112	662,365

Total deductions	74,303,078	57,567,331

Net increase (decrease) in net assets available for benefits	99,516,297	(73,947,481)
Net assets available for benefits at the beginning of the year	345,429,417	419,376,898

Net assets available for benefits at the end of the year	$444,945,714	$345,429,417

See accompanying notes.

Health Management Associates, Inc. Retirement Savings Plan

Notes to Financial Statements

December 31, 2009

1. Description of the Plan

The following description of the Health Management Associates, Inc. Retirement Savings Plan (the “Plan”) provides only general information. Interested parties should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan that became effective on October 1, 1990 and currently operates pursuant to an amended and restated Plan agreement dated January 1, 2009. The Plan covers eligible employees, as defined in the Plan agreement, who may elect to participate in the Plan as of the date set forth in the Plan agreement; however, completion of a year of service is generally required before a participant is eligible for matching contributions from the Plan’s sponsor, Health Management Associates, Inc. (the “Company”). Prudential Bank & Trust, F.S.B. is the Plan’s trustee (the “Trustee”) and Prudential Retirement Insurance and Annuity Company is the Plan’s recordkeeper.

The Plan has been designed to qualify as a defined contribution plan under Section 401(a) of the Internal Revenue Code of 1986, as amended (the “Code”). The Plan includes a cash or deferred arrangement under Section 401(k) of the Code and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Effective October 1, 2009, the Company restructured one of its joint ventures. As a result of such restructuring, among other things, Plan participants affiliated with certain of the affected health care facilities had their outstanding loans and vested and unvested account balances, which aggregated $26,945,207, transferred from the Plan to other qualified benefit plans in two separate spin-off transactions.

Contributions

Subject to certain Code limitations, participants may elect to defer from 1% to 75% of their eligible compensation during each Plan year. Unless a participant elects otherwise, he or she will be automatically enrolled in the Plan and will be treated as having elected to contribute 4% of his or her eligible compensation to the Plan. Additionally, subject to certain Code limitations, participants who attain the age of fifty before the end of a Plan year are eligible to make voluntary catch-up contributions.

The Company and certain participating subsidiaries may make discretionary matching contributions to the Plan. However, effective January 1, 2009, the Company suspended all matching contributions, except those pertaining to employees covered by collective bargaining arrangements. For the years ended December 31, 2009 and 2008, substantially all matching

Health Management Associates, Inc. Retirement Savings Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

contributions were in an amount equal to one-third of a Plan participant's deferred compensation, but not exceeding 2% of the Plan participant's eligible compensation. Certain Company subsidiaries may also make discretionary profit-sharing contributions on behalf of their eligible employees. During the year ended December 31, 2009, there were no such contributions to the Plan; however, profit-sharing contributions totaled $397,875 during the year ended December 31, 2008. At their discretion, the Company and its participating subsidiaries may make qualified matching or qualified nonelective contributions (or designate matching or profit-sharing contributions as qualified matching or qualified nonelective contributions, respectively); however, the Company designates the amount of any qualified matching or nonelective contributions.

Substantially all Company contributions are required to be initially invested in the Company’s Class A common stock. Thereafter, such investments are participant-directed. The Company’s Class A common stock is also available as an investment option for Plan participants.

Participants may contribute amounts representing distributions from other qualified pension plans in the form of rollover contributions.

Participant Accounts and Forfeitures

Each participant’s account is credited with the participant’s contributions and allocations of Company contributions and Plan earnings or losses. Allocations are based on participant earnings or account balances, as defined by the Plan agreement. Specifically, each participant’s account is (i) credited with the participant’s and the Company’s contributions, investment income and an allocation of the net appreciation/depreciation in the fair value of investments and (ii) charged with the participant’s withdrawals and distributions, as well as a pro rata share of the Plan’s administrative expenses that are not paid by the Company. Investment income and appreciation/depreciation in the fair value of investments are allocated by individual fund based on the proportion that each participant’s account balance bears to the aggregate balance of all participants. Each participant’s proportionate share of investment earnings/losses is then credited to, or charged against, his or her individual fund account.

The benefit to which a participant is entitled is that which can be provided from the participant’s vested account. If a participant separates from service before becoming fully vested, the portion of the account attributable to Company contributions is generally not forfeited until the participant incurs a five-year break in service. Accordingly, participants who are rehired by the Company or a participating subsidiary within five years of their termination date will have their nonvested Company contributions, if any, restored. Participants that received distributions of their vested balances upon severance from the Company or a participating subsidiary must comply with the provisions of the Plan agreement to reinstate their nonvested Company contributions.

Health Management Associates, Inc. Retirement Savings Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Forfeited balances of nonvested accounts are used to reduce future Company contributions or pay administrative expenses of the Plan; however, forfeitures cannot be used to increase benefits for Plan participants. The Plan used forfeitures aggregating $871,667 and $806,914 during the years ended December 31, 2009 and 2008, respectively. The amounts of accumulated forfeitures at December 31, 2009 and 2008 were $583,479 and $288,240, respectively.

Participant Loans

Participants may borrow against their vested account balance a minimum of $1,000 and a maximum aggregate amount not to exceed the lesser of (i) 50% of their vested account balance or (ii) $50,000. The loan repayment period cannot exceed five years unless the loan is for the purchase of a primary residence, in which case the loan repayment period may not exceed ten years. Loans are secured by a participant’s vested account balance and bear interest at a rate commensurate with local prevailing rates, as determined by the Plan administrator at the time the loan is approved. Principal and interest are generally paid ratably through payroll withholdings and outstanding loan balances are due and payable upon a Plan participant’s termination of employment. A discussion of special loan repayment provisions available to certain terminated Plan participants is set forth below under the heading “Vesting.”

Withdrawals and Payments of Benefits

Upon retirement, disability, death or termination of employment, the vested amount of a participant’s account is distributable to the participant or a designated beneficiary in Company Class A common stock and/or cash. Participants are only entitled to withdrawals from their accounts prior to separation from service if they attain age 59 1/2 or qualify for a hardship withdrawal.

Vesting

Participants are immediately vested in their voluntary contributions, qualified matching contributions and qualified nonelective contributions, plus earnings thereon. A participant becomes fully vested in Company matching contributions, if any, plus earnings thereon, upon the occurrence of one of the following events:

•	The participant dies or attains his/her Normal Retirement Date, as such term is defined in the Plan agreement, while still an employee of the Company or one of its participating subsidiaries;

•	The participant becomes Disabled, as such term is defined in the Plan agreement, while still an employee of the Company or one of its participating subsidiaries; or

•	The Company terminates the Plan in accordance with its terms.

Health Management Associates, Inc. Retirement Savings Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Absent one of the above circumstances, the Plan utilizes a graded vesting schedule whereby participants who are credited with an Hour of Service, as such term is defined in the Plan agreement, vest 20% per annum upon the completion of two years of vesting service. A participant becomes 100% vested upon the completion of six years of vesting service. A year during which an employee works at least 1,000 hours is considered to be a year of vesting service.

The Plan provides accelerated vesting and special loan repayment provisions to participants whose employment is terminated as a result of the Company’s sale of the assets of a location or the Company’s closure of a location. In that regard, participants who are covered by such Plan provision will become (i) fully vested on the date the underlying transaction or event is completed and (ii) eligible for post-employment repayment of outstanding loans according to such loans’ original terms.

2. Summary of Significant Accounting Policies

Basis of Accounting

The Plan’s financial statements are prepared using the accrual method of accounting.

Investment Valuation

There were no changes in the Plan’s valuation methodologies for its investments during the years ended December 31, 2009 and 2008. The valuation methods described below may produce a fair value measurement that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan’s management believes the valuation methods are appropriate and consistent with other market participants, the use of differing methodologies or assumptions to determine the fair values of the Plan’s investments could result in different fair value measurements at the reporting dates.

Equity Securities

Investments in equity securities are stated at their estimated fair values based on quoted prices in an active market. Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the Plan year.

Pooled Separate Accounts

The estimated fair values of the participation units owned by the Plan in pooled separate accounts are based on quoted redemption values, as determined by the recordkeeper, on the last business day of the Plan year. Pooled separate accounts are accounts established by the Trustee solely for the purpose of investing the assets of one or more plans. Funds in a separate account are not commingled with other assets of the Trustee for investment purposes.

Health Management Associates, Inc. Retirement Savings Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Unallocated Insurance Contracts

As required by U.S. generally accepted accounting principles (“GAAP”), investment contracts held by a defined contribution plan are required to be reported at their fair value. However, contract value is the relevant measurement factor for the Plan’s fully benefit-responsive investment contracts because contract value is generally the amount that participants receive when they initiate permitted transactions. During the periods presented herein, the contract values of the Plan’s unallocated insurance contracts reasonably approximated their corresponding fair values, which were estimated by the Plan’s management after considering, among other things, the current yields of similar investments in the marketplace with comparable durations and the overall creditworthiness of the Trustee. Accordingly, the Plan’s unallocated insurance contracts are recorded at their contract values, which represent contributions and reinvested interest income, less withdrawals and expenses, plus or minus net participant-directed transfer activity with the Plan’s other investment funds.

The unallocated insurance contracts in the Plan’s financial statements represent contracts between the Trustee and the Plan that provide for a guaranteed investment return over a specified time period. Other than certain limited circumstances, which the Plan administrator considers unlikely to occur, these contracts have fully benefit-responsive features. However, in the event of such an unlikely circumstance, the Trustee has the right to defer transfers or distributions. For example, in the event of a withdrawal request coinciding with a pool closing, the contract value would be paid in installments, which may result in an aggregate distribution of an amount other than the contract value. At December 31, 2009 and 2008, no unallocated insurance contract reserves were recorded or deemed necessary for the inherent credit risk of contract issuers or other related matters.

The Plan’s unallocated insurance contracts credited interest to Plan participant accounts at a weighted average annual rate of 3.40% and 3.80% during the years ended December 31, 2009 and 2008, respectively. Interest is credited to participant accounts using the single portfolio rate approach whereby a discrete contractual interest rate is applied to all contributions during the period, regardless of the timing of the receipt of the contributions during such period.

When establishing unallocated insurance contract gross and net interest crediting rates, the Trustee considers many factors, including, but not limited to, current economic and market conditions, the general interest rate environment and the expected and actual experience of a reference portfolio. However, the Trustee does not use a detailed formula to establish such crediting interest rates, which are reset semi-annually and cannot be less than 1.50%. Subsequent to December 31, 2009, the net crediting interest rate on the Plan’s unallocated insurance contract was set at 3.00% for the six months ending June 30, 2010.

At December 31, 2009 and 2008, the average net yield earned by the Plan's unallocated insurance contracts was 3.00% and 3.75%, respectively.

Health Management Associates, Inc. Retirement Savings Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Participant Loans

Participant loans reflect the outstanding principal balances due from Plan participants and such amounts approximate fair value.

Contributions

Participant contributions are recognized when payroll withholdings are processed. Company matching contributions accrue to the Plan at such payroll withholding dates. Contributions are remitted to the Trustee as soon as administratively practicable.

Discretionary Company contributions accrue to the Plan when declared and are remitted prior to the date that the Company files its federal income tax return for the corresponding fiscal year.

Investment Income

Dividend income is recorded on the ex-dividend date. Interest income is recorded as earned. Gains and losses on dispositions of securities are recorded on a trade-date basis.

Use of Estimates and Subsequent Events

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. When completing the financial statements included herein, the Plan’s management evaluated subsequent events up to and including the date that this Annual Report on Form 11-K was filed with the Securities and Exchange Commission.

Concentrations of Market and Credit Risk

The Plan’s exposure to credit loss in the event of nonperformance of investments is limited to the carrying value of such investments. The Plan’s concentrations of credit and market risk are dictated by individual Plan participant investment preferences. Due to the risks associated with investments and uncertainties related to changes in the values of such investments, it is at least reasonably possible that changes in the marketplace in the near term could materially affect participant account balances and the amounts reported in the Plan’s financial statements.

Administrative Expenses

Certain of the Plan’s administrative expenses are paid directly by the Company and, accordingly, such expenses are not reflected in the Plan’s financial statements.

Benefit Payments

Benefit payments are recognized when paid.

Health Management Associates, Inc. Retirement Savings Plan

Notes to Financial Statements (continued)

3. Fair Value Measurements

GAAP defines fair value as the amount that would be received for an asset or paid to transfer a liability (i.e., an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. GAAP also establishes a hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. GAAP describes the following three levels of inputs that may be used:

Level 1:	Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets and liabilities. The fair value hierarchy gives the highest priority to Level 1 inputs.

Level 2:	Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3:	Unobservable inputs when there is little or no market data available, thereby requiring an entity to develop its own assumptions. The fair value hierarchy gives the lowest priority to Level 3 inputs.

The tables below summarize the estimated fair values of the Plan’s investments.

	Level 1	Level 2	Level 3
As of December 31, 2009:
Company Class A common stock	$ 68,339,341	$-	$-
Pooled separate accounts:
Large cap stock funds	-	69,090,158	-
Mid cap stock funds	-	18,382,788	-
Small cap stock funds	-	26,241,798	-
Fixed income fund	-	23,449,267	-
Balanced fund	-	9,716,857	-
International stock fund	-	19,808,312	-
Life cycle funds (funds of funds)	-	37,629,377	-
Unallocated insurance contract	-	-	151,717,274
Participant loans	-	-	20,989,233

Totals	$ 68,339,341	$204,318,557	$172,706,507

Health Management Associates, Inc. Retirement Savings Plan

Notes to Financial Statements (continued)

3. Fair Value Measurements (continued)

	Level 1	Level 2	Level 3
As of December 31, 2008:
Company Class A common stock	$19,040,398	$-	$-
Pooled separate accounts:
Large cap stock funds	-	52,050,467	-
Mid cap stock funds	-	12,609,111	-
Small cap stock funds	-	18,646,891	-
Fixed income fund	-	17,242,576	-
Balanced fund	-	8,947,627	-
International stock fund	-	14,415,022	-
Life cycle funds (funds of funds)	-	26,460,478	-
Unallocated insurance contract	-	-	157,147,139
Participant loans	-	-	18,687,887

Totals	$19,040,398	$150,372,172	$175,835,026

The table below summarizes the changes in the estimated fair values of the Plan’s Level 3 investments during the year ended December 31, 2009.

	Unallocated Insurance Contracts	Participant Loans
Balances at the beginning of the year	$157,147,139	$18,687,887
Issuances, repayments and settlements, net	(5,429,865)	2,301,346

Balances at the end of the year	$151,717,274	$20,989,233

4. Investments

The estimated fair values of individual investments that represent 5% or more of the Plan’s net assets available for benefits are summarized below.

	December 31,
	2009	2008
Prudential Retirement Insurance and Annuity Company:
Guaranteed Income Fund (unallocated insurance contracts)	$151,717,274	$157,147,139
Large Cap Value/LSV Asset Management Fund	33,808,570	26,984,616
Core Bond Enhanced Index/PIM Fund (1)	23,449,267	-
Company Class A common stock	68,339,341	19,040,398

(1)	At December 31, 2008, the estimated fair value of this fund was $17,242,576, which was less than 5% of the Plan’s net assets available for benefits on such date.

Health Management Associates, Inc. Retirement Savings Plan

Notes to Financial Statements (continued)

5. Excess Contributions

Subsequent to December 31, 2009, certain 2009 participant contributions were deemed to be excess contributions under the Code. Such contributions and the related investment earnings thereon were refunded to Plan participants in March 2010. A liability for excess contributions of $369,262 was recorded in the Plan’s financial statements at December 31, 2009. The corresponding excess contribution liability at December 31, 2008 was $243,542.

6. Income Taxes

The Plan received a determination letter from the Internal Revenue Service (“IRS”), dated September 23, 2009, stating that the Plan is qualified, in form, under Section 401(a) of the Code. Accordingly, the related trust is exempt from taxation and no provision for income taxes has been provided in the Plan’s financial statements. The Plan’s amendments and its restatement subsequent to the application for tax-exempt status have been structured to, and are intended to, maintain the Plan’s tax qualified status. To confirm the Plan’s tax-exempt status, the amended and restated Plan agreement dated as of January 1, 2009 was submitted to the IRS during April 2010 with a request for an updated tax determination letter. The Plan is required to operate in conformity with the Code and the Plan agreement to maintain its tax qualified status. If deemed necessary, the Plan administrator will take any remedial action necessary to cause the Plan's operations to be compliant with the Code and the Plan agreement.

7. Party-in-Interest Transactions

Plan investments include (i) shares of pooled separate accounts and trust funds managed by the Trustee and (ii) shares of the Company’s Class A common stock. Additionally, the Company paid an immaterial amount of the Plan’s administrative expenses during each of the years ended December 31, 2009 and 2008 and those expenses are not reflected in the Plan’s financial statements. These arrangements are characterized as party-in-interest transactions.

8. Class Action Lawsuits

On or about August 20, 2007, the Company and certain of its executive officers and directors were named as defendants in an action entitled Ingram v. Health Management Associates, Inc. et al. (No. 2:07-CV-00529) (the “Ingram Action”), which was filed in the U.S. District Court for the Middle District of Florida, Fort Myers Division (the “Florida District Court”). This action was brought as a purported class action on behalf of all participants in or beneficiaries of the Plan during the period January 17, 2007 through August 20, 2007 and whose participant accounts included shares of the Company’s Class A common stock. The plaintiff alleged, among other things, that the defendants: (i) breached their fiduciary responsibilities to Plan participants and their beneficiaries under ERISA and neglected to adequately supervise the management and administration of the Plan; (ii) failed to communicate complete, full and accurate information regarding the Plan’s investments in the Company’s Class A common stock; and (iii) had conflicts of interest. Three similar purported ERISA class action lawsuits were subsequently filed in the Florida District Court.

Health Management Associates, Inc. Retirement Savings Plan

Notes to Financial Statements (continued)

8. Class Action Lawsuits (continued)

On May 14, 2008, the Florida District Court granted the plaintiffs’ motion to consolidate the four ERISA actions. The consolidated case continues to be administered under the docket number and caption assigned to the Ingram Action. On May 20, 2009, a U.S. Magistrate Judge issued a report and recommendation as to an interim lead counsel committee for the plaintiffs. On June 10, 2009, such report and recommendation were adopted by the Florida District Court. On July 27, 2009, the plaintiffs filed a consolidated amended complaint, which is similar to the original complaint in the Ingram Action. The defendants named in the consolidated amended complaint include the Company, certain current and former officers and directors of the Company and members of the Plan’s Retirement Committee. During September 2009, the defendants moved to dismiss the consolidated amended complaint for failure to state a claim. The plaintiffs filed a response to the defendants’ motion to dismiss on December 14, 2009. The defendants’ reply in further support of their motion to dismiss was filed in the Florida District Court on January 27, 2010.

The plaintiffs in the Ingram Action, as amended, seek awards of unspecified monetary damages, attorneys’ fees and costs. In connection with the ERISA class action lawsuits that were filed prior to consolidation, counsel for certain plaintiffs sent letters to the Plan’s Retirement Committee claiming that their preliminary calculations indicate the Plan suffered losses of at least $60 million. The defendants are vigorously contesting all the allegations and claims in the Ingram Action and, accordingly, the Plan may not receive any amounts thereunder.

9. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan agreement to terminate the Plan, subject to the provisions of ERISA. In the event of a Plan termination, participants become fully vested in their Company contributions, including investment earnings thereon, and the balance in each participant’s account shall be held under the Plan and continue to accrue investment earnings until distributed in the form of benefit payments.

Supplemental Schedules

Health Management Associates, Inc. Retirement Savings Plan

Schedule H, Line 4a - Schedule of Delinquent Participant Contributions

EIN #61-0963645    Plan #001

Year Ended December 31, 2009

Participant Contributions Transferred Late to the Health Management Associates, Inc. Retirement Savings Plan	Total that Constitute Nonexempt Prohibited Transactions			Total Fully Corrected Under VFCP and PTE 2002-51
Check here if Late Participant Loan Repayments are included: ☒	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP

$ 39,477	$ -	$ 39,477	$ -	$ -

Health Management Associates, Inc. Retirement Savings Plan

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

EIN #61-0963645    Plan #001

December 31, 2009

(a)	(b) Identity of Issue	(c) Description of Investment	(d) Cost **	(e) Current Value

*	Health Management Associates, Inc.	Class A common stock, $0.01 par value (9,400,184.4 shares)		$ 68,339,341
*	Prudential Retirement Insurance and Annuity Company	Guaranteed Income Fund (unallocated insurance contract)		151,717,274	***
*	Prudential Retirement Insurance and Annuity Company	Balanced/Turner Investment Partners, PIM Fund		9,716,857
*	Prudential Retirement Insurance and Annuity Company	Core Bond Enhanced Index/PIM Fund		23,449,267
*	Prudential Retirement Insurance and Annuity Company	Dryden S&P 500® Index Fund		13,273,807
*	Prudential Retirement Insurance and Annuity Company	International Blend/Munder Capital Fund (1)		19,808,312
*	Prudential Retirement Insurance and Annuity Company	Lifetime Income and Equity Fund		1,706,286
*	Prudential Retirement Insurance and Annuity Company	Lifetime Growth Fund		6,116,124
*	Prudential Retirement Insurance and Annuity Company	Lifetime Conservative Growth Fund		7,063,788
*	Prudential Retirement Insurance and Annuity Company	Lifetime Balanced Fund		11,140,972
*	Prudential Retirement Insurance and Annuity Company	Lifetime Aggressive Growth Fund		6,400,439
*	Prudential Retirement Insurance and Annuity Company	Large Cap Growth/Turner Investment Partners Fund		22,007,781
*	Prudential Retirement Insurance and Annuity Company	Large Cap Value/LSV Asset Management Fund		33,808,570
*	Prudential Retirement Insurance and Annuity Company	Mid Cap Growth/Artisan Partners Fund		8,724,515
*	Prudential Retirement Insurance and Annuity Company	Mid Cap Value Fund (sub-advised by Wellington Management)		9,658,273
*	Prudential Retirement Insurance and Annuity Company	Small Cap Growth/TimesSquare Fund		15,301,299
*	Prudential Retirement Insurance and Annuity Company	Small Cap Value/Munder Capital Fund (2)		10,940,499
*	Prudential Retirement Insurance and Annuity Company	Prudential Incomeflex Target Easy Path Balanced Fund		5,201,768
*	Participants	Loans with interest rates ranging from 4.25% to 10.50% and various maturity dates		20,989,233

				$ 445,364,405

(1)	Effective May 17, 2010, Applied Quantitative Research replaced Munder Capital Management as the investment sub-advisor for this fund.

(2)	Effective May 17, 2010, The Boston Company Asset Management replaced Munder Capital Management as the investment sub-advisor for this fund.

*	Investment is with a party-in-interest to the Health Management Associates, Inc. Retirement Savings Plan.
**	Pursuant to Internal Revenue Service Form 5500 disclosure requirements, cost information has been omitted for participant-directed investments and participant loans.
***	Represents contract value.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Health Management Associates, Inc., as sponsor of the Health Management Associates, Inc. Retirement Savings Plan, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Health Management Associates, Inc.
Retirement Savings Plan

	By:	Health Management Associates, Inc., as sponsor

Date: June 16, 2010	By:	/s/ Robert E. Farnham
Robert E. Farnham
Senior Vice President - Finance